Filed Pursuant to Rule 433
Registration No. 333-137806
September 28, 2009
US Airways Group, Inc.
Free Writing Prospectus Published or Distributed by Media
     On September 24, 2009, a portion of a video interview (the “Portion”) between a BusinessWeek reporter and Mr. W. Douglas Parker, the Chief Executive Officer of US Airways Group, Inc. (the “Company”), was posted on www.businessweek.com. A transcript of the Portion is set forth below in its entirety:
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W. Douglas Parker:	“We can’t disclose our profitability outlook for 2010 yet because we haven’t done that yet, but what I will say is you’re right. Analysts are beginning to see......beginning to project profitability in 2010 and we certainly believe that’s consistent with the trends we’re seeing. We are seeing a return, as I said, in corporate revenues, corporate travel. We’re definitely doing a good job in keeping our costs down. The industry’s done a very nice job of putting in place ancillary revenues, things like first check baggage fees that are having a material impact on our ability to generate returns. And we’re keeping capacity down as a group. So all these things come together, it’s easy to see how analysts are coming to that conclusion.”

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“Our people are doing great job of running a really good airline right now. We’re extremely pleased with the operational performance we’re putting together with the cost performance we’ve put in place, our relevant performance to other airlines. We’re clearly proving that this airline can operate on a stand alone basis with anyone. And I believe that’s going to be the case for the foreseeable future. Having said that, we do believe the industry is too fragmented and believe that consolidation is in the industry’s best interest, the interest of our shareholders, the interest of our employees, the interest of the communities we serve and as a result we’re not gonna ignore that. If in fact consolidation happens, U.S. Airways will be aggressive as we have been in the past to participate. But we don’t have to participate and any consolidation is good but we think consolidation that includes us would be good for us as well.”
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     The contents of the Portion, which was taken from a more extensive interview, were not prepared by or reviewed by the Company prior to posting and the Company had no input on the editing of the interview to arrive at the Portion. The publishers of the Portion are not affiliated with the Company. The Company made no payment and gave no consideration to these publishers in connection with the publication of the Portion or any other interviews or articles published by these publishers concerning the Company.
     As a matter of policy, the Company does not comment on analyst projections regarding the Company; Mr. Parker’s remarks in the Portion should not be construed as such. Mr. Parker’s comments set forth in the first paragraph of the transcript above were meant only to acknowledge the existence of the views of certain financial analysts that follow the Company. As stated by Mr. Parker, the Company does not yet have an outlook on its profitability for 2010.

     You should consider statements in the Portion only after carefully evaluating all of the information in the Company’s prospectus supplement dated September 22, 2009, which the Company filed with the SEC on September 24, 2009. In particular, you should carefully read the risk factors described in the prospectus supplement.
Forward-Looking Statements
     Some of the statements that the Portion attributes to Mr. Parker are “forward-looking statements.” Forward-looking statements include, without limitation, statements regarding financial forecasts or projections, and expectations, beliefs, intentions or future strategies that are signified by the words “project,” “may,” “will,” “expect,” “intend,” “indicate,” “anticipate,” “believe,” “forecast,” “estimate,” “plan,” “guidance,” “outlook,” “could,” “should,” “continue” and similar terms used in connection with statements regarding the Company’s outlook. These statements include, but are not limited to, statements about future financial and operating results, the Company’s plans, objectives, expectations and intentions and other statements that are not historical facts. These statements are based upon the current beliefs and expectations of management and are subject to significant risks and uncertainties that could cause the Company’s actual results and financial position to differ materially from these statements. These forward-looking statements are subject to risks, uncertainties and assumptions that could cause the Company’s actual results and the timing of certain events to differ materially from those expressed in the forward-looking statements. The Company assumes no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these estimates other than as required by law. The Company has included important factors in the special note about forward-looking statements included in the prospectus supplement referred to below, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
     The Company has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting Citigroup Global Markets Inc. at (800) 831-9146.